Exhibit 99.1

Bit Digital, Inc. Responds to False Accusations

New York, January 19, 2021/ Bit Digital, Inc. (Nasdaq: BTBT), (the “Company”), an emerging bitcoin mining company headquartered in New York is responding to false accusations given to the marketplace. As a result of the recent dramatic rise in the price of bitcoin, with the corresponding increase in our stock price, Management is compelled to refute certain false accusations about the Company and provide an overview of our bitcoin mining operations all of which is publicly available at the SEC’s website www.sec.gov. Information is being provided so that our bitcoin mining operations can be better understood and independently verified. Our auditors have begun field work for our December 31, 2020 audit, which is expected to be filed well in advance of the April 30, 2021 due date for our Form 20-F.

About bitcoin mining operations of the Company

The Company has actively sought to disclose the most updated operations data to our public investors and regulators.

As disclosed in third quarter financial results on December 18, 2020, the Company owns a total of 40,865 miners, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S, 16,917 Whatsminer M21S and 100 Whatsminer M31S, spread over PRC and Texas and Nebraska in the United States.

As of January 15, 2021, in Xinjiang Province we had 14,639 bitcoin miners; in Inner Mongolia Province we had 17,926 miners; in Sichuan Province we had 1,650 miners; in Yunnan Province we had 4,550 miners; in Nebraska we had 2,000 miners and in Texas we had 100 miners. However, as a common practice in the mining industry in China we may migrate our miners within the above locations on a seasonal basis depending on water and electricity availability and cost.

As disclosed on Form 6-K filed on October 19, 2020, announcing first half of fiscal year 2020 financial results, during the second and third quarters of 2020, the Company had purchased 22,869 second-hand bitcoin miners from non-affiliated persons for aggregate consideration of $18,759,770. As disclosed on Form 6-K filed on December 4. 2020, the Company purchased 17,996 second-hand miners from non-affiliated persons in exchange for an aggregate of 4,344,603 restricted ordinary shares at the market price of $3.20 per share, or an aggregate of $13,902,742.

After a third halving of bitcoins in May 2020, our mining strategy has been to mine bitcoins as fast and as many as possible given there are less bitcoins and a lower efficiency of mining. In view of the long delivery time to purchase new miners from miner suppliers like Bitmain and MicroBT, the Company chose to acquire second-hand miners which can be delivered in only a few weeks. Since we never purchased any brand new miners from suppliers in 2020 they would not know of the Company or of its subsidiaries.

We have not signed leases for bitcoin mining facilities. In order to achieve lower utility costs, the mining facilities are maintained by our third -party suppliers. A form of hosting service contract of cloud computing devices was filed with the SEC as an exhibit on Form 20-F on July 29, 2020. The bitcoin mining facilities in China are maintained by Hong Kong suppliers. They are our host and they install the miners, provide IT consulting, maintenance and repair work on site for us.

The facilities in Nebraska are maintained by Compute North, LLC. As publicly announced on September 17, 2020, Bit Digital USA, Inc., a wholly-owned U.S. subsidiary, entered into a certain agreement with Compute North, an industry leader in large-scale computing infrastructure with headquarters in Minnesota. Compute North provides bitcoin mining colocation services at their Nebraska data center and handles the management of the Company’s mining equipment, which has and is expected to save the Company operating utilities and rent costs. The facilities in Texas are similarly maintained by Compute North as well.

All of our miners own exclusive serial numbers (SN) distinguished from any other miners and are used for warranty control. The miners are monitored or checked by our operations and finance team at all times to determine the miners’ working status. We currently have seven employees including our CEO, CSO and CFO, a Vice President of Mining Operations, a Vice President of North American operations and two accounting staff.

The above data has been reviewed by our independent auditors in our publicly filed third quarter financial results. They have visited our PRC sites and are confirming inventory and conducting field work for our 2020 annual audit. As of December 18, 2020, the Company earned an aggregate of 1,331.2 bitcoins during 2020, which can be verified by third party mining pools, Huobi.Pool and Antpool which receive our mining rewards of bitcoins from the network.

The mining pools provide a service that coordinates the computing power of independent mining enterprises, like ours, and allow our miners to combine our processing power, increasing the chances of solving a block and getting paid by the network. The pools use software that coordinates the pool members’ hashing power, identifies new block rewards and records how much work all the participants are doing. The rewards of bitcoins contributed to a given successful mining algorithm solutions transaction are distributed by the pool operator. The reward is proportionate to our contribution to the pool’s overall mining power, used to generate each block, which cannot be distorted by any individual through the bitcoin blockchain.

Our rewards of bitcoins are delivered to the accounts of the Company’s bitcoin wallets daily and the Company reconciles the number of rewarded bitcoins with mining pools and the custodians daily, monthly and quarterly.

About the management of the Company

In October 2019 the Company decided to enter the bitcoin mining business as a result of a policy change of the Chinese government which decided to suspend the Company’s peer to peer lending business, as well as the business of many other companies, alleging the illegal collection of public deposits. The former CEO and CFO were removed from their management positions as well as from the Board in October 2019. The Board of the Company elected the new CEO and CFO and set up the new management team in October 2019. No other former management and employees were retained and do not have any involvement in the Company’s business operations, nor any voice in Management or the Board of Directors since October 2019.

About the structure of the Company

In February 2020, the Company commenced its bitcoin mining business.

On April 8, 2020 the Company acquired XMAX Chain Limited (“XMAX Hong Kong”), as a wholly-owned subsidiary in Hong Kong. XMAX Hong Kong was purchased from an unaffiliated third party. Management determined that XMAX Hong Kong was formed in March 2018. Neither Erke Huang, our CFO, nor Hong Yu, who joined our Company as Chief Strategy Officer and a director on April 19, 2020, had any prior relationship with XMAX Hong Kong.

On September 1, 2020, the Company formed Bit Digital USA Inc. (“BT USA”), as a wholly-owned Delaware subsidiary in order to conduct its bitcoin mining business in the U.S.

After our acquisition of XMAX Hong Kong and the formation U.S. entities for operations of bitcoin mining and the disposal of old operations of peer-to peer lending business and related legal entities, the Company is a Cayman entity with one HK subsidiary, XMAX Hong Kong and two U.S. subsidiaries, with no subsidiary or VIE legal entities in mainland China.

All of the bitcoin mining operations in mainland China are conducted by XMAX Hong Kong. All utility bills and other expenses of the Company’s PRC operations are paid to Hong Kong and U.S. suppliers who host our miners. As of this date, we have been advised by PRC counsel, although some provincial or local government of PRC issued special limitations to bitcoin mining operations, the bitcoin mining operations in mainland China are not prohibited by the existing PRC laws enacted by the National People's Congress and its Standing Committee and PRC administrative regulations enacted by the State Council publicly available. Notwithstanding that fact, as PRC laws and policies are subject to change, we have initiated the process of forming a subsidiary or VIE in PRC.

About Financial Results of the Company

As announced on January 12, 2021, the Company, as a foreign issuer is not required under home country practice to publicly announce its quarterly results. However, on December 21, 2020, the Company voluntarily filed a Form 6-K for the three and nine months ended September 30, 2020 in order to disclose the latest developments of the Company to the public in a proactive way. Our financial results for the period ended September 30, 2020 were reviewed by our independent auditors, who also reviewed the Company’s financial results for the six months ended June 30, 2020.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

Erke Huang, CFO

Email: Ir@ bit-digital.com

Phone: +1 347-328-3680